Securities and Exchange Commission
Washington, D. C.  20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No.  )

Anesiva Inc
Common Stock
CUSIP Number 03460L100

Date of Event Which Requires Filing of this Statement: December 31, 2006

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

       [ X ]  Rule 13d-1(b)
       [   ]  Rule 13d-1(c)
       [   ]  Rule 13d-1(d)

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

CUSIP No. 03460L100

       1)    Name of reporting person:
             ClearBridge Advisors, LLC
             Tax Identification No.:
             01-0846058

       2)    Check the appropriate box if a member of a group:
       a)    x
       b)    n/a

       3)    SEC use only

       4)    Place of organization:
             DE

Number of shares beneficially owned by each reporting person with:
       5)    Sole voting power:	  - 0 -
       6)    Shared voting power:  1,188,376
       7)    Sole dispositive power: - 0 -
       8)    Shared dispositive power: 1,188,376

       9)    Aggregate amount beneficially owned by each reporting person:
             1,188,376

       10)   Check if the aggregate amount in row (9) excludes certain shares:
             n/a

       11)   Percent of class represented by amount in row (9):
             5.85%

       12)   Type of reporting person:
             IA


Item 1a) Name of issuer:
         Anesiva Inc

Item 1b) Address of issuer s principal executive offices:
         650 Gateway Blvd.

         San Francisco, CA 94080

Item 2a) Name of person filing:
         ClearBridge Advisors, LLC


Item 2b) Address of principal business office:
         399 Park Avenue
         New York, NY 10022

Item 2c) Citizenship:
         ClearBridge Advisors, LLC
       	   Delaware Limited Liability Corporation

Item 2d)  Title of class of securities:
          Common Stock

Item 2e)  CUSIP number: 03460L100

Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d 2(b), check whether the person filing is a:
       (a) [ ] Broker or dealer under Section 15 of the Act.
       (b) [ ] Bank as defined in Section 3(a)(6) of the Act.
       (c) [ ] Insurance Company as defined in Section 3(a)(6) of the Act.
       (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.
       (e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
       (f) [ ] Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Funds; see 240.13d-1(b)(ii)(F).
       (g) [ ] Parent holding company, in accordance with 240.13d-1(b)(ii)(G),
       (h) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4) 	Ownership:

       (a) Amount beneficially owned: 1,188,376

       (b) Percent of Class: 5.85%

       (c) Number of shares as to which such person has:
          (i) sole power to vote or to direct the vote:
             0
          (ii) shared power to vote or to direct the vote:
           1,188,376
          (iii) sole power to dispose or to direct the disposition of:
             0
          (iv) shared power to dispose or to direct the disposition of:
           1,188,376

Item 5)   Ownership of Five Percent or less of a class:
          n/a

Item 6)   Ownership of more than Five Percent on behalf of another person:
          The interest of one account, Legg Mason Partners Aggressive Growth Fund, Inc. an investment company registered under the Investment Company Act of 1940 and managed by Clearbridge Advisors, LLC., represents all 1,188,376 shares or 5.85% of the total shares outstanding.

Item 7)	  Identification and classification of the subsidiary which
          acquired the security being reported on by the parent holding company:
          n/a

Item 8)   Identification and classification of members of the group:
          ClearBridge Advisors, LLC


Item 9)   Notice of dissolution of group:
          n/a

Item 10)  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.








                         Signature
                        -----------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       --------------------------------
       Date  February 9, 2007


ClearBridge Advisors, LLC

By:    /s/ Leonard P. Larrabee
       Leonard P. Larrabee, Secretary